UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Noonan, Patrick F.

   The Conservation Fund
   1800 North Kent Street
   Arlington, Virginia  22209
2. Issuer Name and Ticker or Trading Symbol
   Ashland Inc.
   ASH
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   September 16, 2002
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |      |    | |                  |   |           |2,000 (1)          |D     |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Option (2)            |37.50   |     |    | |           |   |7-28-|1-28-|Common Stock|500    |       |500         |I (|By Grandson |
                      |        |     |    | |           |   |94   |04   |            |       |       |            |3) |            |
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Option (2)            |37.50   |     |    | |           |   |7-28-|1-28-|Common Stock|500    |       |500         |I (|By Grandson |
                      |        |     |    | |           |   |94   |04   |            |       |       |            |4) |            |
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Option (2)            |33.00   |     |    | |           |   |7-27-|1-27-|Common Stock|500    |       |500         |I (|By Grandson |
                      |        |     |    | |           |   |95   |05   |            |       |       |            |3) |            |
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Option (2)            |33.00   |     |    | |           |   |7-27-|1-27-|Common Stock|500    |       |500         |I (|By Grandson |
                      |        |     |    | |           |   |95   |05   |            |       |       |            |4) |            |
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Option (2)            |43.125  |     |    | |           |   |7-31-|1-31-|Common Stock|500    |       |500         |I (|By Grandson |
                      |        |     |    | |           |   |97   |07   |            |       |       |            |3) |            |
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Option (2)            |43.125  |     |    | |           |   |7-31-|1-31-|Common Stock|500    |       |500         |I (|by Grandson |
                      |        |     |    | |           |   |97   |07   |            |       |       |            |4) |            |
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Option (2)            |52.75   |     |    | |           |   |7-30-|1-30-|Common Stock|1,000  |       |1,000       |D  |            |
                      |        |     |    | |           |   |98   |08   |            |       |       |            |   |            |
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Option (5)            |46.76   |     |    | |           |   |7-31-|2-29-|Common Stock|2,500  |       |2,500       |D  |            |
                      |        |     |    | |           |   |02   |12   |            |       |       |            |   |            |
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Common Stock Units (6)|1-for-1 |     |J   |V|791        |A  |     |     |Common Stock|791    |       |            |D  |            |
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Common Stock Units (7)|1-for-1 |9-16-|J   | |107        |A  |     |     |Common Stock|107    |$28.90 |15,207      |D  |            |
                      |        |02   |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
1. Represents shares of restricted common stock acquired pursuant to Ashland's stock incentive plans as approved by the shareholders and exempt pursuant to Rule 16b-3.
2. Stock options (represents a right to buy Ashland Common Stock) under Ashland Inc.'s Deferred Compensation Plan for Non-Employee Directors. The stock option includes a tax withholding feature pursuant to the plan.
3. I hereby disclaim beneficial ownership of securities owned by my grandson, Ryan Ziemski.
4. I hereby disclaim beneficial ownership of securities owned by my grandson, John Ziemski.
5. Stock options (represents a right to buy Ashland Common Stock) under Ashland's Amended and Restated Incentive Plan. The stock option includes a tax withholding feature pursuant to the plan.
6. Common Stock Units acquired pursuant to Ashland's Deferred Compensation Plan for Non-Employee Directors as of 6-30-02 and includes transactions occurring on or after 1-31-02, payable in cash or stock upon termination of service and exempt under Rule 16b-3. The price of the Common Stock Units on the applicable valuation date was $39.790 - $45.530. (One (1) Common Stock Unit in the Deferred Compensation Plan for Non-Employee Directors is the equivalent of one (1) share of Ashland Common Stock)
7. Common Stock Units acquired pursuant to Ashland's Deferred Compensation Plan for Non-Employee Directors, payable in cash or stock upon termination of service and exempt under Rule 16b-3.
 (One (1) Common Stock Unit in the Deferred Compensation Plan for Non-Employee Directors is the equivalent of one (1) share of Ashland Common Stock)
SIGNATURE OF REPORTING PERSON
Amelia A. McCarty  Attorney-in-Fact
DATE
September 16, 2002